EXHIBIT 12.1
AMERICAN EXPRESS CREDIT CORPORATION
 COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended	Years Ended December 31,
(Dollars in Millions)	September 30, 2018	2017	2016	2015	2014	2013
Earnings:
Pretax income	$308	$275	$212	$252	$318	$350
Interest expense including interest expense to affiliates	594	553	341	360	502	597
Total earnings	$902	$828	$553	$612	$820	$947
Fixed charges ― Interest expense including interest expense to affiliates	$594	$553	$341	$360	$502	$597
Ratio of earnings to fixed charges	1.52	1.50	1.62	1.70	1.63	1.59

Interest expense does not include interest on liabilities recorded under GAAP governing accounting for uncertainty in income taxes as Credco’s policy is to classify such interest in income tax provision in the Consolidated Statements of Income and Retained Earnings.